UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number 001-37982

AMERICAS SILVER CORPORATION
(Translation of registrant’s name into English)

145 King Street West, Suite 2870 Toronto, Ontario, Canada M5H 1J8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAS SILVER CORPORATION

/s/ Peter McRae
Date: October 5, 2018	Peter McRae
Chief Legal Officer and Senior Vice President Corporate Affairs

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Agreement and Plan of Merger among the Registrant, Pershing Gold Corporation and R Merger Sub, Inc., dated September 28, 2018
99.2	Form of Director and Officer Support Agreement, dated September 28, 2018
99.3	Voting Support Agreement between the Registrant and Barry Honig, dated September 28, 2018
99.4	Material Change Report of the Registrant, dated October 4, 2018

- 3 -